Mail Stop 4561

September 9, 2008

Suresh C. Senapaty, Chief Financial Officer
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India

> **Re:** **Wipro Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **Filed May 30, 2008**
> **File No. 001-16139**

Dear Mr. Senapaty:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended March 31, 2008

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Analysis, page 42

1. There are a number of instances where you identified two or more events or conditions that contributed to a material change in the results of operations, from one period to the next. However, the dollar amounts or percentages for each source that contributed to the change were not disclosed. For instance, on page 44 under the segment analysis of Global IT Services and Products for the years

ended March 31, 2008 and 2007, you disclose that an increase of 23% in revenue from the BPO services segment was primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to existing clients; although it is not clear how each of these factors contributed to the change. As another example, on page 46 under your segment analysis of India and AsiaPac IT Services and Products for the years ended March 31, 2008 and 2007, you disclose that revenue from the services component grew by 44%. You note that the increase was primarily driven by an increase in revenue from your system integration services, growth in your core business of hardware and software support and maintenance services, and integration of your acquisition of 3D Networks. However, you do not further quantify each contributing factor. In future filings, where a material change is contributed to by two or more factors, including any offsetting factors, please disclose the contribution of each identified factor in quantified terms. See Section III.D of SEC Release No. 33-6835 and Section IV.B of SEC Release No. 33-8350.

2.      We note several references to utilization rates in your discussion of revenue and gross profit. Please tell us the extent to which you use utilization rates as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully to understanding and evaluating your company. If so, tell us what consideration you gave to disclosing utilization rates in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 52

3.      We note that your discussion of cash flows addresses fiscal years ended March 31, 2008 and 2007 but does not address 2006. Please explain to us how you considered the opening paragraph to Item 5 of Form 20-F.

Trend Information, page 54

4.      There are a number of instances where you refer to pricing pressure in your industries and consequently your inability to raise prices. However, there is neither a quantitative nor a qualitative discussion of whether prices have increased, decreased, or remained constant from year to year, nor how any changes in prices have affected your revenues from year to year. For example, under your trend analysis for Global IT Services and Products, you disclose that increased competition among IT companies and commodization of services has limited your ability to raise prices to improve profits. In future filings, to the extent that changes in revenue are the results of changes in prices, please disclose in quantitative terms the extent to which revenue changes were attributable to changes in prices, compared to changes in volume. See Item 303(a)(3)(iii) of Regulation S-K.

Item 6.  Directors, Senior Management and Employees

Board Composition, page 64

5.      Item 6 of Form 20-F requires registrants to include in their Board Practices
        section the date of expiration of the current term of office, if applicable.  We note
        that you have identified the date that the current term ends for the one non-retiring
        board member.  Two others, Dr. Ashok Ganguly and Mr. P. M. Sinha have retired
        by rotation and are eligible for re-election.  However, the end of term for the other
        four members who retire by rotation is unclear.  In future filings, please revise
        your disclosure in this section to include a listing of the date of expiration for the
        current term of office for all board members.

Item 18. Financial Statements

Consolidated Statements of Income, page 105

6.      We note your presentation of "IT Services and Products."  To the extent product
        revenue is material, please tell us how you considered Rules 5-03(1) and (2) of
        Regulation S-X.

7.      Your revenue recognition policy on page 109 indicates that revenues from certain
        multiple-element arrangements are recognized as a single unit ratably due to a
        lack of VSOE of fair value of PCS.  We also note that you have arrangements
        accounted for under SOP 81-1.  Please tell us where you classify these revenues
        and related costs in your Consolidated Statements of Income.  If you classify
        these revenues and related costs in a single line item or allocate between products
        and services, please explain your basis of presentation or allocation methodology,
        why you believe such presentation is reasonable and confirm to us that this
        presentation has been consistently applied.  Assuming that your presentation of
        revenues and cost of revenues is considered reasonable for purposes of complying
        with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A,
        Critical Accounting Policies and Estimates and footnote disclosures include a
        discussion of your basis of presentation or allocation methodology and discuss the
        reasons for such presentation or allocation.

Note 2. Significant Accounting Policies

Functional currency and exchange rate translation, page 109

8.      We note you do not provide an analysis of the changes during the period in the
        accumulated amount of translation adjustments reported in equity.  Please tell us
        how you have considered paragraph 31 of SFAS 52.

Revenue recognition, page 109

9.      Your disclosures indicate that revenues from certain services are recognized using the "proportionate completion" method.  Please tell us about the services being provided and explain what you mean by "proportionate completion."  As part of your response, please tell us how you account for the direct costs related to these services.  Please refer to the authoritative literature you relied upon when determining your accounting.

Note 22. Employee Stock Incentive Plans, page 129

10.     We note that certain disclosures required by SFAS 123R are not included in the footnote.  Please tell us how you have considered the disclosures required by paragraphs A240(b)(2), (c)(2), (e)(2), and (i) of SFAS 123R.

Item 19. Exhibits

Exhibit Numbers 12.1 and 12.2

11.     Paragraphs 1 and 5(a) of your certifications vary from the language set forth in Instruction 12 of the Instructions as to Exhibits to Form 20-F.  The certifications may not be changed in any respect from the language set forth therein, even if the change would appear to be inconsequential in nature.  See Section II.B.4 of SEC Release No. 34-46427.  In future filings please make sure that you will use the exact language.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Suresh C. Senapaty
Wipro Limited
September 9, 2008
Page 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Kevin Dougherty, Law Clerk, at (202) 551-3271 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.  If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,


Mark Kronforst
Accounting Branch Chief